Exhibit 6(l)

THIRD AMENDMENT TO LOAN DOCUMENTS

This Third Amendment to Loan Documents (this “Amendment”) dated as of ___________________, 2023, is made by and among GK CLEARWATER LA FITNESS LLC, an Illinois limited liability company (“Borrower”), GARO KHOLAMIAN, an individual (“Guarantor”), and KEYBANK NATIONAL ASSOCIATION, a national banking association, and its successors, participants, and assigns (“Lender”).

RECITALS

A.            Borrower and GK Clearwater Retail LLC, an Illinois limited liability company obtained a loan from Lender (the “Loan”) pursuant to the terms of an Interim Loan Agreement dated as of July 9, 2019, as amended by a certain Deferment and Amendment Agreement dated as of May 1, 2020 and by a certain Second Amendment to Loan Documents dated as of April 29, 2022 (collectively, and together with any further amendments or modifications thereto, the “Loan Agreement”). The Loan is also evidenced by a Promissory Note dated July 9, 2019, in the maximum principal amount of $12,900,000.00 (together with any amendments or modifications thereto, the “Note”). As of _______________, 2023, the outstanding principal balance of the Loan, together with all amounts remaining for disbursement under the Loan, if any, was $6,366,690.00.

B.            Borrower’s obligations under the Loan Agreement and the Note are secured by a Mortgage, Assignment of Leases and Rents, Assignment of Contracts, Security Agreement, and Fixture Filing recorded in the Official Records of DuPage County, Illinois, under Document # R2019-056439 (together with any amendments or modifications thereto, the “Security Instrument”) against the real property legally described therein (the “Property”).

C.            The Loan Agreement, Note, Security Instrument, and all other documents evidencing, securing, or otherwise governing the Loan, as they may have been amended or modified, are referred to herein collectively as the “Loan Documents.”

D.            Borrower’s obligations under the Loan Documents are guaranteed by Guarantor pursuant to a Limited Recourse Guaranty dated as of July 9, 2019 (together with any amendments or modifications thereto, the “Guaranty”).

E.             Borrower has requested that Lender modify the terms of the Loan as set forth below. To accommodate Borrower’s request, Borrower and Lender desire to modify the Loan on the terms and conditions set forth in this Amendment.

AGREEMENTS

In consideration of the mutual promises, covenants, and conditions set forth herein, the parties hereto hereby agree as follows:

1.             TERMINOLOGY. The terms used in this Amendment shall have the same meanings as in the Loan Agreement, unless a different meaning is assigned herein or is required by the context hereof.

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2.             AMENDMENTS TO LOAN DOCUMENTS. Upon satisfaction of all of the Conditions of Effectiveness (defined below), the following amendments shall take effect:

2.1          Interest. Effective October 10, 2023, (a) Section 2.1 of the Loan Agreement shall be amended to replace, add or delete, as applicable, the definitions set forth in as Exhibit A to this Amendment, and (b) Article 5 and Article 6 of the Loan Agreement shall be deleted in their entirety and replaced with Article 5 and Article 6, respectively attached as Exhibit A to this Amendment.

2.2          Extension of Loan Term. The Maturity Date of the Loan shall be extended to October 9, 2024, unless Lender accelerates the Loan pursuant to an Event of Default, in which case the Loan shall mature on the date of acceleration (the applicable date being referred to as the “Maturity Date”).

2.3          Cash Flow Sweep; Principal Payments.

2.3.1            Section 2.1 of the Loan Agreement is hereby amended to delete the definition of Net Cash Flow in its entirety and replace it with the following:

Net Cash Flow: For any period, the amount of Gross Revenues from operations of the Project derived from arm’s length, market rate rents from Leases with unaffiliated third party Tenants, service fees, and charges (excluding capital gains income derived from the sale of assets and other items of income that Lender reasonably determines are unlikely to occur in any subsequent period) that exceeds: (i) actual costs and expenses, both fixed and variable, of owning, operating, managing, and maintaining the Project incurred by Borrower during the applicable period, provided that costs and expenses shall be determined on a cash basis, however, real estate taxes, insurance expenses, and other expenses not paid in periodic installments shall be adjusted from a cash basis to an accrual basis based on Lender’s reasonable estimate of such costs attributable to the applicable period; and (ii) actual debt service on the Loan. For the purpose of calculating actual costs and expenses, all costs and expenses shall be related to the Project and, unless otherwise agreed to by Lender, shall be arm’s length transactions with third party providers. If such costs and expenses are not a result of arm’s length transactions, as determined by Lender in its reasonable discretion, Lender may adjust the operating costs and expenses for the applicable period to reflect the costs and expenses associated with such item(s) in an arm’s length transaction. For the purposes of calculating such Net Cash Flow, payments made under the Bond Documents may be included up to the amount of $45,545.00 per month (the “Maximum Bond Payment”).

2.3.2            Commencing on October 1, 2023 and continuing through the Maturity Date, all monthly Net Cash Flow from the Project shall be deposited with Lender in a demand deposit account in Borrower’s name but under Lender’s sole dominion and control (“Income Deposit Account”). On or before the fifteenth (15th) day following the end of each calendar month, Borrower shall provide to Lender unaudited cash flow statements for the Project, which unaudited cash flow statements shall set forth the Net Cash Flow for the preceding calendar month. Borrower shall deposit such Net Cash Flow for the preceding calendar month into the Income Deposit Account within seven (7) days following delivery of the unaudited cash flow statements. All funds in the Income Deposit Account shall serve as additional collateral for the Loan. Borrower shall execute any and all documentation with respect to the Income Deposit Account required by Lender, including, without limitation, a DARCA.

2.3.3            Lender shall apply any funds in the Income Deposit Account to the outstanding principal balance of the Loan on the tenth (10th) day of each calendar month. Notwithstanding anything contained in the Loan Documents to the contrary, including, without limitation, Section 4.5.2 of the Loan Agreement, following the principal payment that is due and payable on October 10, 2023, no further payments of principal shall be due and payable prior to the Maturity Date other than as set forth in this Section 2.3.3.

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2.4          LA Fitness Lease. If LAF does not extend the term of the LAF Lease on or before May 1, 2024, either by exercising the extension option set forth in the LAF Lease or entering into a modification or new Lease with Borrower (the “LAF Extension”), the definition of Net Cash Flow shall be modified to omit the Maximum Bond Payment until the LAF Extension has occurred.

2.5          Exit Fee. Notwithstanding anything in the Loan Documents to the contrary, no Exit Fee shall be due and payable upon the repayment of Loan.

3.             Conditions of effectiveness.

3.1            Notwithstanding its execution by all parties, the foregoing amendments shall become effective only upon satisfaction of all of the following “Conditions of Effectiveness”:

3.1.1            Modification Fee. Borrower has paid Lender a modification fee in the amount of $9,550.04.

3.1.2            Beneficial Ownership Certification. Borrower shall have delivered to Lender a certification regarding beneficial ownership required by 31 C.F.R. § 1010.230, in such form as Lender may require (the “Beneficial Ownership Certification”).

3.1.3            Execution and Recording of Documents. Borrower and Guarantor, as applicable, have executed any and all documents necessary to effectuate this Amendment or otherwise required by Lender, including any required amendment to the Security Instrument, restated or substituted note, or UCC financing statements, and such documents have been filed or recorded, where necessary.

3.1.4            No Defaults. Borrower is in full compliance with all of its covenants and agreements under the Loan Documents, and there is no Default or Event of Default under the Loan Documents.

3.1.5            Resolutions and Organizational Documents. Borrower has delivered to Lender (i) resolutions of Borrower evidencing approval of the execution and delivery of this Amendment, and (ii) Borrower’s organizational documents; provided, however, that Borrower shall be required to deliver only any amendments to the organizational documents of Borrower since the execution and delivery of the Loan Agreement. Borrower represents and warrants that there have been no modifications or amendments to its organizational documents delivered to Lender at the closing of the Loan since such closing.

3.1.6            Good Standing and Full Force and Effect Certificates. Borrower has delivered to Lender good standing certificates or full force and effect certificates (or comparable documents), as the case may be, issued no earlier than thirty (30) days prior to the date hereof by the Secretary of State in the states where Borrower is incorporated or formed or qualified as a foreign entity.

3.2          The Conditions of Effectiveness are intended solely for Lender’s benefit and may, at Lender’s election and in its sole discretion be enforced, fully or partially waived, or transformed into covenants of Borrower to be performed following effectiveness of the foregoing amendments upon Lender’s subsequent written notice and demand. Unless waived in writing by Lender, each of the Conditions of Effectiveness must be satisfied on or before the date hereof or the amendments provided herein shall be of no further force or effect.

4.             Lien Priority. The Property shall remain and continue in all respects subject to the Security Instrument and nothing in this Amendment or done pursuant to this Amendment shall affect or be construed to affect Lender’s first-lien priority with respect to the Property.

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5.             REPRESENTATIONS AND WARRANTIES. Borrower and Guarantor hereby acknowledge, represent, warrant, and agree as follows:

5.1          The Recitals set forth above are true and accurate.

5.2          Borrower is the fee simple owner of the Property, and Lender has not assumed, and does not hereby assume, control of the Property.

5.3          There is no Default or Event of Default under the Loan Documents.

5.4          All necessary steps have been taken to perfect Lender’s interest in the Property as security for the Loan, and the Security Instrument is, and shall continue to be, a first and paramount lien against the Property securing Borrower’s obligations under the Loan Documents, as amended hereby and by any related documents executed in connection herewith. There are no liens, charges, or encumbrances against the Property that are now or may hereafter become prior to the Security Instrument.

5.5          All information provided in Borrower's Beneficial Ownership Certification is true, complete, and correct as of the date thereof.

5.6          All documents and other information requested by Lender from Borrower and Guarantor as a condition to entering into this Amendment are true, complete, and accurate in all respects.

5.7          The Guaranty is and shall remain fully binding and enforceable in accordance with its terms as to Borrower’s obligations under the Loan, as amended hereby. Guarantor’s obligations under the Guaranty are and shall continue to be entirely separate and independent from the obligations of Borrower under the Loan Documents. In addition, any separate indemnity agreement executed by Guarantor in connection with the Loan shall remain in full force and effect and shall continue to be separate and independent from any Guaranty and the Loan Documents.

5.8          Borrower and Guarantor acknowledge that Lender is relying on the warranties, representations, releases, and agreements of Borrower and Guarantor in this Amendment, and would not enter into this Amendment or agree to modify the Loan Documents without such warranties, representations, releases, and agreements.

6.             RELEASE. Borrower and Guarantor agree that Lender has not breached any of its obligations under the Loan Documents, and Borrower and Guarantor have no claims against Lender, its predecessors, successors, assigns, or participants, or any of their officers, directors, agents, employees, and other affiliates (collectively, the “Released Parties”) for fraud, misrepresentation, lender misconduct, lender liability, breach of alleged fiduciary duty, or other tort or wrongdoing. Borrower and Guarantor hereby release and forever discharge the Released Parties of and from any and all claims, causes of action, rights of offset, and rights to damages that Borrower or any Guarantor has or may have, or may be entitled to assert, against the Released Parties for any reason whatsoever by reason of any actions, events, or occurrences prior to the date of this Amendment, except for Borrower’s rights to enforce Lender’s further obligations under the Loan Documents, as amended hereby. The provisions, waivers, and releases set forth in this section are binding upon Borrower and Guarantor and their respective agents, employees, representatives, officers, directors, partners, members, joint venturers, affiliates, assigns, heirs, successors-in-interest and shareholders. Neither Borrower nor Guarantor have any claims, defenses, counterclaims, or rights of offset against any of the Released Parties arising out of or in any way connected with the Loan.

7.             Payment of Lender’s Expenses. In addition to Borrower’s payment of the modification fee, Borrower agrees to reimburse Lender for all out-of-pocket expenses incurred by Lender in connection with the drafting, negotiation, execution, delivery, and performance of this Amendment and all related documents, including, without limitation, reasonable attorneys’ fees and costs incurred by Lender, premiums for any new title policy or endorsements to Lender’s existing Title Policy, appraisal fees, recording charges, escrow fees, and any other costs.

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8.             Effect on Loan Documents. This Amendment shall be sufficient to serve as an amendment to all of the Loan Documents, as appropriate. This Amendment supersedes and shall control over any inconsistent provisions of the Loan Documents, or any previous extensions or other amendments of the Loan Documents. Except as amended herein, the Loan Documents shall remain in full force and effect as written, and the provisions of the Loan Documents shall remain unaffected, unchanged, and unimpaired hereby.

9.             AUTHORIZATION/BINDing Effect. Each person signing this Amendment on behalf of Borrower and Guarantor warrants and represents that this Amendment was duly authorized by all individuals or entities whose authorization was required for this Amendment to be effective. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and assigns.

10.          Applicable Law. This Amendment shall be construed in all respects and enforced according to the laws of the State of Illinois, without regard to that state’s choice of law rules.

11.          COUNTERPARTS. The parties may execute this Amendment in any number of counterparts, each of which shall be deemed an original instrument but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank; signatures appear on the following page(s)]

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EXECUTED as of the date of this Amendment.

BORROWER:		LENDER:

GK CLEARWATER LA FITNESS LLC, an Illinois limited liability company		KEYBANK NATIONAL ASSOCIATION,
a national banking association
By:	GK Development, Inc., an Illinois corporation,
its Manager
By:
By:		Elliott L. Quigly, Senior Vice President
Garo Kholamian, President

GUARANTOR:

Garo Kholamian

Third Amendment to Loan – Clearwater Shopping Center – LA Fitness

EXHIBIT A

Interest Provisions

The following defined terms are hereby deleted from Section 2.1 of the Loan Agreement and replaced with the following:

Base Rate: For any day, a fluctuating rate per annum equal to the highest of:

(a)	the rate of interest in effect for such day as established by KeyBank National Association, from time to time, as its “prime rate,” whether or not publicly announced, which interest rate may or may not be the lowest rate charged by it for commercial loans or other extensions of credit, plus 0%; or

(b)	the Federal Funds Effective Rate in effect on such day plus .50%.

Any change in the Base Rate due to a change in the prime rate or the Federal Funds Effective Rate, as applicable, shall be effective from and including the effective date of such change in the prime rate or the Federal Funds Effective Rate, respectively.

Benchmark: Initially, Daily Simple SOFR; provided that if a Benchmark Transition Event has occurred with respect to the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement, to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 5.1.5.

Business Day: (i) any day other than Saturday, Sunday or any other day on which commercial banks in Cleveland, Ohio are authorized or required by law to close and (ii) with respect to any matters relating to SOFR, a SOFR Business Day.

Daily Simple SOFR: For any day (a “SOFR Rate Day”), an interest rate per annum (rounded upward to the next highest 1/16th of 1% if such rate is not a multiple) equal to SOFR for the day (such day, the “SOFR Determination Day”) that is five (5) SOFR Business Days prior to (i) if such SOFR Rate Day is a SOFR Business Day, such SOFR Rate Day, or (ii) if such SOFR Rate Day is not a SOFR Business Day, the SOFR Business Day immediately preceding such SOFR Rate Day, in each case, as and when SOFR for such SOFR Rate Day is published by the SOFR Administrator on the SOFR Administrator’s Website. If by 5:00 pm (New York City time) on the second (2nd) SOFR Business Day immediately following any SOFR Determination Day, SOFR in respect of such SOFR Determination Day has not been published on the SOFR Administrator’s Website and a Benchmark Replacement Date with respect to Daily Simple SOFR has not occurred, then SOFR for such SOFR Determination Day will be SOFR as published in respect of the first preceding SOFR Business Day for which such SOFR was published on the SOFR Administrator’s Website; provided, that any SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SOFR for no more than three (3) consecutive SOFR Rate Days. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

Margin: Three and one-half percent (3.50%; 350 basis points) per annum.

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The following defined terms are hereby added to Section 2.1:

Adjusted Daily Simple SOFR: The sum of (a) Daily Simple SOFR and (b) the applicable SOFR Index Adjustment; provided that if Adjusted Daily Simple SOFR as so determined would be less than the Benchmark Floor, then Adjusted Daily Simple SOFR shall be deemed to be the Benchmark Floor.

Benchmark Replacement: With respect to any Benchmark Transition Event for the then-current Benchmark, the sum of: (i) the alternate benchmark rate that has been selected by Lender as the replacement for such Benchmark giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for such Benchmark for credit facilities denominated in U.S. Dollars at such time and (ii) the related Benchmark Replacement Adjustment, if any; provided that, if such Benchmark Replacement as so determined would be less than the Benchmark Floor, such Benchmark Replacement will be deemed to be the Benchmark Floor for the purposes of this Agreement and the other Loan Documents.

Benchmark Replacement Adjustment: With respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), if any, that has been selected by Lender giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated bilateral credit facilities.

Benchmark Replacement Date: The earlier to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any available tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current available tenors of such Benchmark (or the published component used in the calculation thereof).

Benchmark Transition Event: With respect to the then-current Benchmark, the occurrence of one or more of the following events with respect to such Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof);

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(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that such Benchmark (or such component thereof) is not, or as of a specified future date will not be, representative.

Benchmark Transition Start Date: With respect to any Benchmark, in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than ninety (90) days after such statement or publication, the date of such statement or publication).

Benchmark Unavailability Period: With respect to any then-current Benchmark, the period (if any) (i) beginning at the time that a Benchmark Replacement Date with respect to such Benchmark pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.1.5 and (ii) ending at the time that a Benchmark Replacement has replaced such Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.1.5.

Conforming Changes: With respect to either the use or administration of Daily Simple SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “SOFR Business Day,” the addition of a concept of “interest period”, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, the applicability and length of lookback periods, the applicability of breakage compensation and other technical, administrative or operational matters) that Lender decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by Lender in a manner substantially consistent with market practice (or, if Lender decides that adoption of any portion of such market practice is not administratively feasible or if Lender determines that no market practice for the administration of any such rate exists, in such other manner of administration as Lender decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

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Relevant Governmental Body: The Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

SOFR: A rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

SOFR Business Day: Any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

SOFR Determination Day: Has the meaning specified in the definition of “Daily Simple SOFR”.

SOFR Index Adjustment: 0.00%.

SOFR Rate Day: Has the meaning specified in the definition of “Daily Simple SOFR”.

Unadjusted Benchmark Replacement: The applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

The following defined terms are hereby deleted from Section 2.1:

Adjusted Daily SOFR Rate

SOFR or SOFR Rate

SOFR Interest Day

SOFR Unavailability Period

U.S. Government Securities Business Day

Article 5 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

ARTICLE 5
INTEREST RATE AND INTEREST RATE AGREEMENTS

5.1           Interest Rate.

5.1.1        Applicable Rate. Unless the Default Rate is applicable under the terms of the Loan Documents, and except as otherwise provided in Section 5.1.3, 5.1.4, or 5.1.5, the outstanding principal balance of the Loan will bear interest at Adjusted Daily Simple SOFR plus the Margin (the “Applicable Rate”).

Third Amendment to Loan – Clearwater Shopping Center – LA Fitness	Exhibit A, Page 4

5.1.2        Rates. The Applicable Rate may be determined by reference to a benchmark rate that is, or may in the future become, the subject of regulatory reform or cessation. Lender does not warrant or accept any responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. Lender and its affiliates or other related entities may engage in transactions that affect the calculation of the Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, the any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. Lender may select information sources or services in its reasonable discretion to ascertain the Base Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to Borrower or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. Lender will, in keeping with industry practice, continue using its current rounding practices in connection with the Base Rate, Daily Simple SOFR or Adjusted Daily Simple SOFR. In connection with the use or administration of Daily Simple SOFR or Adjusted Daily Simple SOFR, Lender will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. Lender will promptly notify Borrower of the effectiveness of any Conforming Changes in connection with the use or administration of Daily Simple SOFR or Adjusted Daily Simple SOFR.

5.1.3        Illegality. If Lender determines that any applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for Lender or its applicable lending office to make, maintain, or fund loans whose interest is determined by reference to Daily Simple SOFR or SOFR, or to determine or charge interest rates based upon Daily Simple SOFR or SOFR, then, (i) Lender shall notify Borrower that Lender is no longer able to maintain the Applicable Rate based on Daily Simple SOFR, and (ii) the Applicable Rate shall automatically be converted to the Base Rate upon notice thereof to Borrower. The Base Rate will then be the Applicable Rate until Lender notifies Borrower that the circumstances described herein no longer exist, in which case the Applicable Rate will be converted back to Adjusted Daily Simple SOFR plus the Margin from the date of Lender’s notice that such circumstances no longer exist.

5.1.4        Temporary Inability to Determine Rate. If Lender determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Daily Simple SOFR” cannot be determined pursuant to the definition thereof other than as a result of a Benchmark Transition Event, Lender will promptly so notify Borrower. Upon notice thereof by Lender to Borrower, the Base Rate shall be the Applicable Rate until Lender revokes such notice.

5.1.5        Permanent Inability to Determine Rate; Benchmark Replacement.

5.1.5.1     Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document (and any Interest Rate Agreement shall be deemed not to be a “Loan Document” for purposes of this Section 5.1.5), upon the occurrence of a Benchmark Transition Event, Lender may amend this Agreement to replace the then-current Benchmark with a Benchmark Replacement, in which case the “Applicable Rate” will be the Benchmark Replacement plus the Margin, and such amendment will become effective as of the effective date stated in the amendment. No replacement of the then-current Benchmark with a Benchmark Replacement pursuant to this Section 5.1.5 will occur prior to the applicable Benchmark Transition Start Date. Unless and until a Benchmark Replacement is effective in accordance with this Section 5.1.5.1, the Base Rate will be the Applicable Rate.

Third Amendment to Loan – Clearwater Shopping Center – LA Fitness	Exhibit A, Page 5

5.1.5.2     Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Lender will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

5.1.5.3     Notices; Standards for Decisions and Determinations. Lender will promptly notify Borrower of the implementation of any Benchmark Replacement and the effectiveness of any Conforming Changes. Any determination, decision or election that may be made by Lender pursuant to this Section 5.1.5, including any determination with respect to a tenor, rate, or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in Lender’s sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 5.1.5.

5.1.5.4     Benchmark Unavailability Period. During any Benchmark Unavailability Period, the Base Rate will be the Applicable Rate until a Benchmark Replacement has replaced the then-current Benchmark pursuant to this Section 5.1.5, in which case the Applicable Rate will be the Benchmark Replacement plus the Margin. Lender shall have no duty to notify Borrower in advance that the Applicable Rate is converting to the Base Rate, except as expressly required pursuant to this Section 5.1.5.

5.1.6        Information as to Rates. The applicable Base Rate, Adjusted Daily Simple SOFR, and Benchmark Replacement shall be determined by Lender, and such determination shall be conclusive absent manifest error.

5.1.7        Default Rate. The Loan shall bear interest at the Default Rate following the occurrence and during the continuation of any Event of Default.

5.1.8        Calculation of Interest. Interest at the Applicable Rate or Default Rate shall be calculated for the actual number of days elapsed on the basis of a 360-day year, including the first date of the applicable period to, but not including, the date of repayment.

5.1.9        Accrual of Interest. Interest shall accrue from the time of disbursement. For any Loan proceeds that are disbursed into escrow (a) to be released to Borrower on the Closing Date, or (b) at Borrower’s request, as all or part of a Draw Request, interest on such funds shall be calculated from the date Lender deposits such funds into escrow, regardless of whether and when Borrower satisfies all conditions for release of such funds from escrow. Lender shall have no obligation to require the escrow agent to deposit escrowed funds in an interest-bearing account

5.2           Increased Costs.

5.2.1        Increased Costs Generally. If any Change in Law shall:

5.2.1.1     impose, modify or deem applicable any reserve (including pursuant to regulations issued from time to time by the Federal Reserve Board for determining the maximum reserve requirement (including any emergency, special, supplemental or other marginal reserve requirement) with respect to eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D of the Federal Reserve Board) as in effect from time to time), special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, Lender;

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5.2.1.2     subject Lender to any taxes (other than (a) taxes imposed on or with respect to any payment made by or on account of any obligation of Borrower under any Loan Documents, (b) any withholding taxes imposed under FATCA, and (c) taxes that are imposed on or measured by net income (however denominated) or that are franchise taxes of branch profits taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

5.2.1.3     impose on Lender any other condition, cost or expense (other than taxes) affecting this Agreement or the Loan;

and the result of any of the foregoing shall be to increase the cost to Lender of making, converting to, continuing or maintaining the Loan or of maintaining its obligation to make the Loan, or to increase the cost to Lender, or to reduce the amount of any sum received or receivable by Lender hereunder (whether of principal, interest or any other amount) then, upon request of Lender, Borrower will pay to Lender such additional amount or amounts as will compensate Lender for such additional costs incurred or reduction suffered.

5.2.2        Capital Requirements. If Lender determines that any Change in Law affecting Lender or any lending office of Lender or Lender’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on Lender’s capital or on the capital of Lender’s holding company, if any, as a consequence of this Agreement, the commitments of Lender, or the Loan made by Lender to a level below that which Lender or Lender’s holding company could have achieved but for such Change in Law (taking into consideration Lender’s policies and the policies of Lender’s holding company with respect to capital adequacy), then from time to time Borrower will pay to Lender such additional amount or amounts as will compensate Lender or Lender’s holding company for any such reduction suffered.

5.2.3        Certificates for Reimbursement. A certificate of Lender setting forth the amount or amounts necessary to compensate Lender or its holding company, as the case may be, as specified in subsection 5.2.1 or 5.2.2 of this Section and delivered to Borrower, shall be conclusive absent manifest error. Borrower shall pay Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

5.2.4        Delay in Requests. Failure or delay on the part of Lender to demand compensation pursuant to this Section shall not constitute a waiver of Lender’s right to demand such compensation; provided that Borrower shall not be required to compensate Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine (9) months prior to the date that Lender notifies Borrower of the Change in Law giving rise to such increased costs or reductions, and of Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

Article 6 of the Loan Agreement is hereby deleted in its entirety and replaced with the following:

ARTICLE 6
[RESERVED]

Third Amendment to Loan – Clearwater Shopping Center – LA Fitness	Exhibit A, Page 7